EXHIBIT (12)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Twelve
Months Ended
June 30, 2012

Income before provision for income taxes and fixed charges (Note A)	$137,712,738

Fixed charges:
Interest on long-term debt	$41,599,264
Interest on short-term debt	199,050
Other interest	1,074,781
Rental expense representative of an interest factor (Note B)	6,019,381

Total fixed charges	$48,892,476

Ratio of earnings to fixed charges	2.82x

NOTE A:

For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes, and by the sum of fixed charges as shown above.

NOTE B:	One-third of rental expense (which approximates the interest factor).